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October 15, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Arthur C. Sandel and Michelle Stasny

Re:	Capital One Auto Receivables, LLC

Registration Statement on Form SF-3

Filed August 2, 2018

File No. 333-226529

On behalf of Capital One Auto Receivables, LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated August 29, 2018 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 1 to the captioned Registration Statement on Form SF-3. For your convenience, a copy of this letter is being delivered to you via e-mail, together with a copy of Amendment No. 1, which has been marked to show the changes from the Registration Statement as filed on August 2, 2018, as well as a clean copy of Amendment No. 1.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comment has been repeated below in italics. (Please note that page number references in our responses below refer to the applicable page number in the clean copies of Amendment No.1.) Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

Form of Prospectus

Summary of Terms

October 15, 2018

Issuing Entity Property – Receivable Representations and Warranties, page 7

1.

We note your disclosure that “[i]f the depositor, the issuing entity, the owner trustee (in its discretion or at the direction of the certificateholder) or the indenture trustee (in its discretion or at the direction of a noteholder) requests that the sponsor repurchase any receivable due to a breach of a representation or warranty as described above, and the repurchase request has not been fulfilled or otherwise resolved to the reasonable satisfaction of the requesting party within 180 days of the receipt of notice of the request by the sponsor, the requesting party will have the right to refer the matter, at its discretion, to either mediation or third-party arbitration.” This is inconsistent with your disclosure in the section of the prospectus entitled “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement—Dispute Resolution” beginning on page 97. Please revise as appropriate.

Response

We have revised the disclosure on page 7 and pages 93-94 to provide that an investor can exercise dispute resolution rights directly. See Section 7.5 of the form of Indenture and Section 3.11 of the form of Purchase Agreement for corresponding document provisions.

The Trustees

Role of the Owner Trustee and Indenture Trustee, page 48

2.

We note your disclosure that “[t]he owner trustee and the indenture trustee will be under no obligation to exercise any of the issuing entity’s powers or powers vested in it by the sale agreement, the servicing agreement, trust agreement or indenture, as applicable, or to make any investigation of matters arising thereunder or to institute, conduct or defend any litigation thereunder or in relation thereto at the request, order or direction of any of the noteholders (other than requests, demands or directions relating to an asset representations review...or to the investors’ rights to communicate with other investors...unless those noteholders have offered to the owner trustee or the indenture trustee reasonable security or indemnity against the reasonable costs, expenses and liabilities which may be incurred therein or thereby.” Please revise to clarify that such restrictions and conditions do not apply to, and will not otherwise impair, investors’ ability to utilize the dispute resolution provision that you describe on pages 97-99.

October 15, 2018

Response

We have revised the disclosure on page 7 and pages 93-94 to provide that an investor can exercise dispute resolution rights directly, without any involvement from the owner trustee or the indenture trustee. See Section 7.5 of the form of Indenture and Section 3.11 of the form of Purchase Agreement for corresponding document provisions.

The Sponsor, page 49

3.

We note that Capital One, National Association (“CONA”), as sponsor, has an obligation to repurchase a receivable for a breach of any representation. Please confirm that you will provide information regarding CONA’s financial condition if there is a material risk that the ability of CONA to comply with the repurchase provisions could have a material impact on pool performance or performance of the asset-backed securities. Refer to Item 1104(f) of Regulation AB.

Response

We confirm that we will provide information regarding CONA’s financial condition if there is a material risk that the ability of CONA to comply with the repurchase provisions could have a material impact on pool performance or the performance of the asset-backed securities in accordance with Item 1104(f) of Regulation AB.

Credit Risk Retention, page 49

4.

We note that you have included bracketed disclosure with respect to the fair value of each class of notes, but you have not included disclosure about the fair value expressed as a percentage of the fair value of all of the ABS interests issued in the securitization transaction and dollar amount. Please revise your disclosure to include these amounts. Refer to Rule 4(c)(1)(i)(A) of Regulation RR.

Response

We have revised the disclosure on page 15 and pages 49-50 to specify that CONA will satisfy its obligation under Regulation RR to retain an economic interest in the credit risk of the receivables solely through the retention of an “eligible vertical interest” of at least 5% of each class of notes and the certificates to be issued by the issuing entity. Therefore, disclosure about the fair value expressed as a percentage of the fair value of all of the ABS interests issued in the securitization transaction and dollar amount in accordance with Rule 4(c)(1)(i)(A) of Regulation RR is inapplicable.

October 15, 2018

5.	Please revise the disclosure about your valuation methodology and key inputs and assumptions to include all disclosure required under Rules 4(c)(1)(i)(E)-(G) of Regulation RR.

Response

We have revised the disclosure on page 15 and pages 49-50 to specify that CONA will satisfy its obligation under Regulation RR to retain an economic interest in the credit risk of the receivables solely through the retention of an “eligible vertical interest” of at least 5% of each class of notes and the certificates to be issued by the issuing entity. Therefore, disclosure about our valuation methodology and key inputs and assumptions required under Rules 4(c)(1)(i)(E)-(G) of Regulation RR is inapplicable.

6.

Please include a placeholder or confirm that the sponsor intends to provide the required eligible horizontal interest post-closing disclosure in accordance with the risk retention requirements, including where such disclosure will be found. Refer to Rules 4(c)(1)(ii) and 4(c)(2)(ii) of Regulation RR.

Response

We have revised the disclosure on page 15 and pages 49-50 to specify that CONA will satisfy its obligation under Regulation RR to retain an economic interest in the credit risk of the receivables solely through the retention of an “eligible vertical interest” of at least 5% of each class of notes and the certificates to be issued by the issuing entity. Therefore, disclosure regarding the sponsor’s intent to provide the required eligible horizontal interest post-closing disclosure in accordance with the risk retention requirements, including where such disclosure will be found, pursuant to Rules 4(c)(1)(ii) and 4(c)(2)(ii) of Regulation RR is inapplicable.

The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representation Review Agreement

Representations and Warranties, page 92

7.

We note that the originator will make “Eligibility Representations” regarding each receivable as of the cut-off date. Please either list these representations in the form of prospectus or cross-reference to the exhibit where they may be found.

October 15, 2018

Response

We have revised the disclosure on page 89 to clarify that all of the Eligibility Representations are set forth under “The Receivables Pool” in the prospectus and have revised the disclosure on pages 58-59 to include all of the relevant representations.

Asset Representations Review – Voting Trigger, page 94

8.

We note your disclosure that the indenture trustee will be required to conduct a solicitation of votes of noteholders to initiate a review, which solicitation of votes must occur within [90] days of the filing a Form 10-D that gives notice to investors that a vote has been called. However, it is unclear how long investors have to conduct the vote after such solicitation by the indenture trustee. Please revise your disclosure, both here and in Section 7.6 of the form of indenture, as applicable, to state how long the vote will remain open. Please also provide us with your analysis of why you believe such time periods are sufficient, taking into account relevant procedures and timelines.

Response

We have revised the disclosure on page 91 and the language in Section 7.6 of the form of Indenture to indicate that the vote will remain open until the 150th day after the filing of the Form 10-D disclosing that the Delinquency Percentage exceeds the Delinquency Trigger. Set forth below is an illustration of the relevant timing and procedures related to initiating and conducting a vote, assuming that the Delinquency Percentage exceeds the Delinquency Trigger (a “Trigger Event”) for the March collection period and that the Form 10-D is filed on the 15th of each month:

April 15	Depositor files Form 10-D disclosing a Trigger Event (Day 1)

April 15 - May 31	Investor has opportunity to send a request to the depositor notifying the depositor that the investor would like to communicate with other investors with respect to an exercise of their rights. (Days 1 to 46)

May 15 or June 15	Any request from an investor to communicate must be included in the Form 10-D for the related collection period in which such request was received (i.e., the Form 10-D filed May 15th, if the request was received in April, and the Form 10-D filed June 15th, if the request was received in May). (Day 30 or Day 60)

May 16 - July 15 or June 15 - July 15	Investors have had opportunity to communicate, and investors holding at least 5% of the aggregate outstanding principal balance of the notes may elect to initiate a vote by notifying the indenture trustee of their desire in writing within 90 days of Trigger Event. (Day 90)

October 15, 2018

July 15 - September 15	Indenture trustee submits to the noteholders the question of whether the asset representations review should conduct a review of the Subject Receivables and investors have ability to vote for or against a review. (Days 90 to 150)

We believe that these time periods are sufficient to provide the investors with an opportunity to consider whether to initiate an Asset Review while taking into account the desire of the transaction parties to determine in a timely manner whether an Asset Review will be conducted.

9.

Throughout this section, you have placed certain percentages and time periods in brackets (i.e.,[5]%, [90] days, etc.), indicating that they may change. However, the same numbers are not bracketed in Section 7.6 of the form of indenture. Please revise, as appropriate, for consistency.

Response

We have revised the disclosure on page 91 and Section 7.6 of the form of Indenture, including to consistently bracket all percentages and time periods.

Asset Representations Review – Asset Review, page 96

10.

On page 97, you state that “[t]he asset representations reviewer will not be responsible for determining whether noncompliance with the representations and warranties constitutes a breach of the Eligibility Representations with respect to any Subject Receivable.” Please revise to include disclosure about which party is responsible for determining whether noncompliance with the representations and warranties constitutes a breach of the eligibility representations and what actions such party will take upon determining that there is a breach.

Response

We have revised the disclosure on page 93 to include disclosure indicating that the sponsor will evaluate whether the noncompliance of a Subject Receivable with an Eligibility Representation materially and adversely affects the interests of the issuing

October 15, 2018

entity, the noteholders or the certificateholders in the Subject Receivable such that the sponsor would be required to make a repurchase pursuant to the terms of the transaction documents.

11.

Additionally, on page 97, you state that “[i]n conducting this investigation, the sponsor will refer to the information available to it, including the asset representations reviewer’s report.” It is unclear what investigation you are referring to. Please revise your disclosure to describe the sponsor’s investigation.

Response

We have revised the disclosure on page 93 to add language referencing the sponsor’s evaluation with respect to whether the noncompliance of a Subject Receivable with an Eligibility Representation materially and adversely affects the interests of the issuing entity, the noteholders or the certificateholders in the Subject Receivable such that the sponsor would be required to make a repurchase pursuant to the terms of the transaction documents.

Dispute Resolution, page 97

12.

We note your statement that “pursuant to the purchase agreement, the indenture trustee or investors holding the requisite percentage of notes” is the “Requesting Party” which provides written notice that the sponsor is obligated to make a repurchase; however, neither the form of indenture nor the form of purchase agreement appears to specify a percentage of noteholders with respect to repurchase requests. This statement also appears to contradict your disclosure on page 93 of the form of prospectus, which states that “[a]n investor may notify the sponsor of a breach by delivering written notice to the sponsor identifying the receivable and the related breach of an Eligibility Representation.” Please revise the form of prospectus, the form of indenture and/or the form of purchase agreement, as appropriate, to clarify, or advise.

Response

We have revised the disclosure on page 7 and page 93 to provide that an investor can exercise dispute resolution rights directly and further provided that any investor making a repurchase request under the documents is the “Requesting Party” for purposes of the relevant provisions. See Section 7.5 of the form of Indenture and Section 3.11 of the form of Purchase Agreement for corresponding document provisions.

October 15, 2018

13.

In addition, it is not clear from the disclosure in the form of prospectus whether you are limiting the dispute resolution provision to only a noteholder (or noteholders) that hold a specified (currently unstated) percentage of the securities. If this is what you intend, please tell us why it is appropriate to impose these requirements on the requesting party. Refer to Section V.B.3(a)(3) of the 2014 Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33- 9638; 34-72982).

Response

We have revised the disclosure on page 7 and page 93 to provide that any investor, rather than a noteholder (or noteholders) that holds a specified percentage of the securities, may exercise dispute resolutions rights directly. See Section 7.5 of the form of Indenture and Section 3.11 of the form of Purchase Agreement for corresponding document provisions.

14.

Please also revise your disclosure in the form of prospectus, the form of indenture and/or the form of purchase agreement, as applicable, to describe the indenture trustee’s role in a dispute resolution proceeding.

Response

We have revised the disclosure on page 7 and pages 93-94 to provide that an investor can exercise dispute resolution rights directly, without any involvement from the owner trustee or the indenture trustee. See Section 7.5 of the form of Indenture and Section 3.11 of the form of Purchase Agreement for corresponding document provisions.

15.

Throughout this section, you have placed certain time periods in brackets (i.e.,[180] days, [30] calendar days, etc.), indicating that they may change. However, the same numbers are not bracketed in Section 3.11 of the form of purchase agreement. Please revise, as appropriate, for consistency.

October 15, 2018

Response

We have revised the disclosure on pages 93-94 and Section 3.11 of the form of purchase agreement, including to consistently bracket all percentages and time periods.

Acquisition of Subsequent Receivables During Funding Period, page 102

16.

We note your disclosure that the amount deposited from the proceeds of the sale of the notes into the pre-funding account will not be more than 50% of the proceeds of the offering. Please revise your disclosure to indicate that the pre-funding account deposit will not exceed 25% of aggregate principal receivables. Please also confirm that any prefunding period will not extend for more than one year from the date of issuance. Refer to Item 1101(c)(3)(ii) of Regulation AB.

Response

We have revised the disclosure on page 98 to indicate that the pre-funding account deposit will not exceed 25% of the proceeds of the offering of the notes. We also confirm that any prefunding period will not extend for more than one year from the date of issuance in accordance with Item 1101(c)(3)(ii) of Regulation AB.

Collection and Other Servicing Procedures, page 110

17.

At the end of this paragraph, you direct the reader to see the section entitled “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement” in the prospectus. However, this paragraph is already found within the cross-referenced section. Please revise this cross-reference to specify where else within the section additional disclosure may be found, or delete the cross-reference.

Response

We have revised the disclosure on page 107 to delete the cross-reference.

Appendix A – Static Pool Information Regarding Certain Vintage Receivables Pools, page A-1

18.	Please revise to include language which indicates that Appendix A to the prospectus is specifically incorporated into the prospectus.

October 15, 2018

Response

We have revised the disclosure on page 67 to include a placeholder indicating that, to the extent static pool data is filed on a Form 8-K instead of included on an appendix that is part of the prospectus, such static pool data will be incorporated by reference into the prospectus in accordance with Item 10(b) of Form SF-3.

Exhibits

Exhibit 10.2 – Form of Purchase Agreement

Section 3.11 – Dispute Resolution, page 7

19.

We note that the term “Qualified Dispute Resolution Professional” is used to describe the requirements for mediators and arbitrators, but is not defined in the form of purchase agreement or in Appendix A to the form of sale agreement. Please amend the form of purchase agreement to define this term, or, if it is a term defined by the American Arbitration Association, please note where such definition may be found.

Response

We have amended Appendix A to the form of sale agreement to include a definition of “Qualified Dispute Resolution Professional” therein.

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Angela Ulum, at (312) 701-7776. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Angela M. Ulum
Angela M. Ulum

cc:     Christy L. Freer-Greene